# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nukkleus Inc., CIK 0001787518
CUSIP: 67054R203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 12/16/2024
Filed by CIK 0002030245
Persons authorized to receive notices and communications: Menachem Shalom, 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017, 212-791-4663

## Reporting persons
- Menachem Shalom (CIK 0002030245): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 8,260,369; shared voting power 0; sole dispositive power 8,260,369; shared dispositive power 0; aggregate amount beneficially owned 8,260,369 (26% of the class)
  Comment: This percentage is calculated based on (a) 26,810,118 shares of Common Stock issued and outstanding as of January 16, 2026 and 5,018,359 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Nukkleus Inc.
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Menachem Shalom (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 575 Fifth Avenue, 14th Floor, New York, New York 10017.
Present principal occupation or employment: The Reporting Person's present principal occupation is serving as the Chief Executive Officer and a Director of the Issuer. The Reporting Person is also the founder of Star 26 Capital Inc., a Nevada corporation ("Star 26"), which was acquired by the Issuer on January 12, 2026. The Reporting Person also serves as Chief Executive Officer and Director of Motomova Inc. and SC II Acquisition Corp.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock reported herein were acquired by the Reporting Person as follows:

(i) On December 16, 2024, the Issuer issued to the Reporting Person 500,000 shares of Common Stock in consideration for services.

(ii) On November 13, 2025, the Issuer issued to the Reporting Person 750,000 shares of Common Stock in consideration for services.

(iii) On January 12, 2026, in consideration for the sale of his ownership interest in Star 26 to the Issuer pursuant to an Amended and Restated Securities Purchase Agreement dated September 15, 2025 (the "Purchase Agreement"), the Reporting Person received 1,992,010 shares of Common Stock and a 5-year warrant to purchase 5,018,359 shares of Common Stock at an exercise price of $1.50 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities reported herein in connection with his services to the Issuer and as a result of the Issuer's acquisition of Star 26. The Reporting Person serves as Chief Executive Officer and a Director of the Issuer and intends to continue in such capacity.

The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in Items 4(a) through 4(j) of Schedule 13D, except as described herein. However, as an executive officer and director of the Issuer, the Reporting Person will participate in discussions and decision-making by the Issuer's Board of Directors regarding the Issuer's business, strategy, and operations.

The Reporting Person may acquire additional shares of Common Stock, dispose of shares of Common Stock currently held, or take any other action with respect to his investment in the Issuer that he deems appropriate, subject to applicable securities laws and the Issuer's policies regarding insider trading.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 8,260,369 shares of Common Stock, representing approximately 26.0% of the outstanding shares of Common Stock of the Issuer. This amount consists of: (i) 3,242,010 shares of Common Stock; and (ii) 5,018,359 shares of Common Stock issuable upon exercise of warrants.

The percentage calculation is based on (a) 26,810,118 shares of Common Stock outstanding as of January 16, 2026 and (b) 5,018,359 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power with respect to 8,260,369 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.
Transactions in the class effected during the past sixty days: On January 12, 2026, in consideration for the sale of his ownership interest in Star 26 to the Issuer pursuant to the Purchase Agreement, the Reporting Person received 1,992,010 shares of Common Stock and a 5-year warrant to purchase 5,018,359 shares of Common Stock at an exercise price of $1.50 per share.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person is a party to the Purchase Agreement described in Item 3 above, pursuant to which he received shares of Common Stock and warrants as consideration for the sale of his interest in Star 26. The warrants held by the Reporting Person are exercisable at $1.50 per share for a term of five years and are subject to the terms and conditions set forth in the form of Warrant attached to the Purchase Agreement.

The Reporting Person is a party to the Call Option Agreement dated January 13, 2026 with Esousa Group Holdings LLC ("Esousa") pursuant to which the Reporting Person has the right to purchase from Esousa 498,003 shares of Common Stock and warrants to purchase 1,254,590 shares of Common Stock at a per share exercise price of $1.50. The right shall commence only after Esousa has sold a portion of said securities for gross proceeds equal to $3,000,000 (the "Satisfaction Date") and terminate upon the earlier of the parties agreeing in writing to its termination, when Esousa no longer holds the securities and 60 days after the Satisfaction Date.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Amended and Restated Securities Purchase Agreement dated September 15, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on November 25, 2025)

Exhibit B - Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the SEC on November 25, 2025)

Exhibit C - Call Option Agreement dated as of January 13, 2026 between Menachem Shalom and Esousa Group Holdings LLC.

## Signatures
- Menachem Shalom: /s/ Menachem Shalom, Menachem Shalom (01/20/2026)